UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39950

Evaxion Biotech A/S
(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), and Form F-1 (File No. 333-283304), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On January 14, 2025, Evaxion Biotech A/S (the “Company”) issued a press release announcing the Company’s previously disclosed change to its American Depositary Share (“ADS”) to ordinary share ratio has been made effective on January 14, 2025. The ratio has changed from one (1) ADS to ten (10) ordinary shares to the new ratio of one (1) ADS to fifty (50) ordinary shares. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit No.	Description

99.1	Press Release dated January 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evaxion Biotech A/S

Date: January 14, 2025	By:	/s/ Christian Kanstrup
Name: Christian Kanstrup
Title: Chief Executive Officer